111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

August 23, 2021

VIA EDGAR CORRESPONDENCE

John F. Kernan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded AlphaDEX® Fund
Registration Nos. 333-140895 and 811-22019

Dear Mr. Kernan:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 regarding the First Trust Exchange-Traded AlphaDEX® Fund (the “Trust”). The review covered the funds listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). The Funds are each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports.

Comment 1

For the First Trust Health Care AlphaDEX® Fund, the Staff notes the Trust’s Form N-CEN, for the period ending July 31, 2020, reported in Item C.3(b)(ii)(1)-(2) that the annualized difference between the Fund’s total return and the index’s return during the reporting period before and after taking into account fees and expenses was 1.20% and (0.86%), respectively. Please confirm that the disclosure for Item C.3(b)(ii)(1) is accurate with an explanation of the basis for the divergence, and if not, please explain how the issue will be corrected.

Response to Comment 1

The disclosure for Item C.3(b)(ii)(1) was not correct. An amended Form N-CEN for First Trust Exchange-Traded AlphaDEX® Fund was filed on August 23, 2021, which corrects the disclosure for Item C.3(b)(ii)(1) for all funds.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

File Number	Fund Name	FYE Reviewed
811-22019	First Trust Large Cap Core AlphaDEX® Fund	7/31/2020
811-22019	First Trust Mid Cap Core AlphaDEX® Fund	7/31/2020
811-22019	First Trust Small Cap Core AlphaDEX® Fund	7/31/2020
811-22019	First Trust Large Cap Value AlphaDEX® Fund	7/31/2020
811-22019	First Trust Large Cap Growth AlphaDEX® Fund	7/31/2020
811-22019	First Trust Multi Cap Value AlphaDEX® Fund	7/31/2020
811-22019	First Trust Multi Cap Growth AlphaDEX® Fund	7/31/2020
811-22019	First Trust Consumer Discretionary AlphaDEX® Fund	7/31/2020
811-22019	First Trust Consumer Staples AlphaDEX® Fund	7/31/2020
811-22019	First Trust Energy AlphaDEX® Fund	7/31/2020
811-22019	First Trust Financials AlphaDEX® Fund	7/31/2020
811-22019	First Trust Health Care AlphaDEX® Fund	7/31/2020
811-22019	First Trust Industrials/Producer Durables AlphaDEX® Fund	7/31/2020
811-22019	First Trust Materials AlphaDEX® Fund	7/31/2020
811-22019	First Trust Technology AlphaDEX® Fund	7/31/2020
811-22019	First Trust Utilities AlphaDEX® Fund	7/31/2020
811-22019	First Trust Mid Cap Growth AlphaDEX® Fund	7/31/2020
811-22019	First Trust Mid Cap Value AlphaDEX® Fund	7/31/2020
811-22019	First Trust Small Cap Growth AlphaDEX® Fund	7/31/2020
811-22019	First Trust Small Cap Value AlphaDEX® Fund	7/31/2020
811-22019	First Trust Mega Cap AlphaDEX® Fund	7/31/2020